Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 13, 2004

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K contains the following:-

1.	News release dated February 12, 2004 entitled “VODAFONE STARTS 3G SERVICES IN EUROPE”

2.	News release dated February 16, 2004 entitled “VODAFONE ADDS LUXEMBOURG TO PARTNER NETWORK COMMUNITY”

3.	Press Release dated December 29, February 19, 2004 entitled “ VODAFONE LAUNCHES EUROPE’S FIRST MEGA-PIXEL CAMERA PHONE”

4.	News release dated February 20, 2004 entitled “VODAFONE WELCOMES CYPRUS TO ITS GLOBAL COMMUNITY”

5.	News release dated February 25, 2004 entitled “VODAFONE’S MOBILES CONNECT CARD WINS AT CANNES”

6.	News release dated March 10 entitled “NEW APPOINTMENTS”

7.	Press release dated March 30, 2004 entitled “THE NATIONAL AUTISTIC SOCIETY COMMUNICATES WITH THE VODAFONE UK FOUNDATION”

8.	Stock Exchange Announcement dated February 13, 2004

9.	Stock Exchange Announcement dated February 20, 2004

10.	Stock Exchange Announcement dated February 23, 2004

11.	Stock Exchange Announcement dated February 24, 2004

12.	Stock Exchange Announcement dated February 25, 2004

13.	Stock Exchange Announcement dated February 26, 2004

14.	Stock Exchange Announcement dated February 27, 2004

15.	Stock Exchange Announcement dated March 1, 2004

16.	Stock Exchange Announcement dated March 4, 2004

17.	Stock Exchange Announcement dated March 5, 2004

18.	Stock Exchange Announcement dated March 8, 2004

19.	Stock Exchange Announcement dated March 10, 2004

20.	Stock Exchange Announcement dated March 11, 2004

21.	Stock Exchange Announcement dated March 12, 2004

22.	Stock Exchange Announcement dated March 12, 2004

23.	Stock Exchange Announcement dated March 15, 2004

24.	Stock Exchange Announcement dated March 18, 2004

25.	Stock Exchange Announcement dated March 19, 2004

26.	Stock Exchange Announcement dated March 22, 2004

27.	Stock Exchange Announcement dated March 23, 2004

28.	Stock Exchange Announcement dated March 24, 2004

29.	Stock Exchange Announcement dated March 24, 2004

30.	Stock Exchange Announcement dated March 25, 2004

31.	Stock Exchange Announcement dated March 29, 2004

32.	Stock Exchange Announcement dated March 29, 2004

33.	Stock Exchange Announcement dated March 30, 2004

34.	Stock Exchange Announcement dated March 31, 2004

35.	Stock Exchange Announcement dated April 1, 2004

12 February 2004

VODAFONE STARTS 3G SERVICES IN EUROPE

Vodafone today announces the commercial launch of its 3G services in Europe. The first service from Vodafone will be the Vodafone Mobile Connect 3G/GPRS datacard, Europe’s first high speed lap top datacard.

With data rates of up to 384kbps, the Vodafone Mobile Connect 3G/GPRS datacard will enable Vodafone customers to access all their usual office applications like e-mail, calendar and internet at up to ten times the speed of GPRS.  This will enable customers with a lap top to work anywhere just as if they are in the office.  The greater data speed of the Vodafone Mobile Connect 3G/GPRS datacard, coupled with its reliability and ease of use, will generate greater business productivity and enhanced responsiveness from mobile workers.

Vodafone Mobile Connect 3G/GPRS datacard will be available in Germany, Italy, the Netherlands, Portugal, Spain, Sweden and the UK over the next four weeks.  The commercial launch of the 3G datacard follows successful customer trials conducted across Europe with thousands of business customers.

3G coverage is currently offered in most Vodafone markets in major cities and an increasing number of transport routes.  When outside of 3G network coverage, the Vodafone Mobile Connect 3G/GPRS datacard automatically switches to Vodafone’s GPRS network, which offers full coverage, meaning Vodafone customers will have continuous access to their normal office applications.  3G coverage will be expanded continually by Vodafone over the next few years.

Customer trials of Vodafone’s consumer 3G service, which will enhance the Vodafone live! offering, are currently being conducted with selected Vodafone customers across Europe.  Initial customer feedback is positive and Vodafone will introduce a consumer service in the next few months, with an enhanced range of 3G devices and services becoming available later in the year.

Peter Bamford, Chief Marketing Officer, said:

“The announcement of the launch of our 3G services is a major milestone in Vodafone’s 3G journey.  With significantly faster data rates and greater capacity, customers will really start to see and experience the huge benefits of 3G, by being able to do more, faster.  Feedback received from our customers indicates how the card can transform the way they work.

“The benefits of Vodafone’s investment in 3G and the step change in customer experience it brings, will become increasingly evident this year as we introduce new 3G devices and services for both business and consumer customers.  3G will enable Vodafone to drive more mobile minutes, deliver high quality content and entertainment, and enable greater productivity by mobilising business. In introducing our 3G offerings, we will be taking further advantage of our scale and scope and thereby delivering better services to our customers and more value to our shareholders.”

- ends -

For images of the Vodafone Mobile Connect 3G/GPRS datacard please see: http://www.vodafone.com/media

About Vodafone

Vodafone provides a full range of mobile telecommunications services, including voice and data communications.  Vodafone has equity interests in 26 countries with a proportionate customer base of over 130 million. It also has Partner Networks in a further 11 countries.

For further information contact:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Aileen Thompson

Jon Earl

Janine Young

Emma Conlon

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7920 3150

© Vodafone Group 2004.  Vodafone and   Vodafone Mobile Connect are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

16 February 2004

VODAFONE ADDS LUXEMBOURG TO PARTNER NETWORK COMMUNITY

Vodafone today announces the signing of a new Partner Network Agreement, making LUXGSM Vodafone’s exclusive Partner in Luxembourg.

The mutually beneficial partnership brings together two well-recognised brands; Vodafone is the world’s largest mobile community and LUXGSM, the mobile network of P&TLuxembourg, is Luxembourg’s leading mobile operator. Under the terms of the agreement, both companies will co-operate in developing and offering products and services to international travellers and domestic customers.

As a Partner Network, LUXGSM will offer Vodafone and its partners’ customers seamless access to Vodafone’s international mobile services while travelling in Luxembourg. LUXGSM customers will enjoy the benefits of Vodafone’s roaming services across its extensive global footprint.

Peter Bamford, Chief Marketing Officer, Vodafone said: “Vodafone’s Partner Network strategy represents an increasingly significant development in the delivery of Vodafone’s mobile services.  By partnering with leading mobile operators such as LUXGSM, Vodafone is able to market its portfolio of global services in new territories, extend its brand reach into new markets and create additional revenue without equity investment. I am delighted to welcome LUXGSM to the world’s largest mobile community.”

Marcel Gross, Chief Executive Officer, P&T Luxembourg, said: “In an increasingly mobile environment, we are pleased to partner with Vodafone to offer even more freedom to our LUXGSM customers, as well as highly competitive international roaming tariffs. Our agreement with Vodafone reinforces LUXGSM’s leading position in Luxembourg”.

Following today’s announcement, Vodafone’s portfolio of global services, supported by its global brand, will be available in a total of 12 Partner Network countries: Austria, Bahrain, Croatia, Denmark, Estonia, Finland, Iceland, Kuwait, Lithuania, Luxembourg, Slovenia and Singapore, in addition to its subsidiary and associate markets.

- ends -

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Jon Earl

Janine Young

Emma Conlon

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7920 3150

P&TLuxembourg

Media Relations

Olivier Mores

Tel: +352 4765 4495

About Vodafone

Vodafone provides a full range of mobile telecommunications services, including voice and data communications.  Vodafone has equity interests in 26 countries and Partner Networks in a further 12 countries, with a proportionate customer base of over 130 million.

About P&T Luxembourg

A public service company, P&T Luxembourg is the main provider of postal and telecommunication services in Luxembourg. In the telecommunications area, P&T Luxembourg runs both fixed and mobile networks providing a full range of voice and data services. P&T Luxembourg is the leading mobile operator in the Grand-Duchy and is currently deploying a 3G network and 3G services.  Additional information about P&T Luxembourg can be found at www.ept.lu.

© Vodafone Group 2004. VODAFONE and the Vodafone logos are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

19 February, 2004

VODAFONE LAUNCHES EUROPE’S FIRST MEGA-PIXEL CAMERA PHONE

Vodafone today announces the latest addition to its range of Vodafone live! exclusive handsets and the first mega-pixel camera phone for GSM networks – the Sharp GX30.  The new phone follows the Sharp GX10, GX10i and the GX20, some of the best-selling handsets in the Vodafone live! range.

The state-of-the-art Sharp GX30 comes with a built-in CCD camera capable of taking one million-pixel high-quality images, the first of its kind in Europe. For the first time on GSM networks, Vodafone customers will be able to take photographs suitable for print out and eliminate the need to carry a separate digital camera. Additional new features include a unique 262,144 colour large-sized LCD screen (four times the quality of the GX20), a removable SD memory card for greater storage and easy transfer, as well as an MP3 player, enabling customers to play their favourite music tracks on their handset.

Peter Bamford, Chief Marketing Officer, said, “The Sharp GX30 is a clear example of how Vodafone is using its global scale and scope to deliver the latest mobile technology to its European customers. By operating as a global team, Vodafone can deliver a phone like the Sharp GX30 – a phone that is packed with all the latest features, has a great design, yet is still easy to use. By expanding the customer proposition through handset innovation, Vodafone is creating a richer and broader service platform from which to drive revenue growth.”

The Sharp GX30 will be available in retail stores from March 2004.

- ends -

Photography

For images of the GX30, please see: http://www.vodafone.com/media

For further information contact:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Aileen Thompson

Jon Earl

Janine Young

Emma Conlon

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7920 3150

About Vodafone

Vodafone is the world’s largest mobile community, with equity interests in 26 countries and Partner Networks in a further 12 countries, serving over 130 million proportionate customers worldwide.

Vodafone’s global consumer service offering, Vodafone live!, opens up a world of mobile colour communication, bringing news, information, e-mail, chat, location-based services, games and shopping to customers’ mobile devices.  Vodafone live! is available in 16 countries globally and has connected more than 4.5 million customers worldwide.

© Vodafone Group 2004.  Vodafone and   Vodafone live! are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

20 February 2004

VODAFONE WELCOMES CYPRUS TO ITS GLOBAL COMMUNITY

Vodafone today announces that it has signed a Partner Network Agreement with CYTA in Cyprus.  CYTA, whose mobile division is branded Cytamobile, becomes the thirteenth Vodafone Partner Network and the latest member of Vodafone’s global mobile community.

Under the agreement, Cytamobile will completely re-brand to Cytamobile-Vodafone, and will market Vodafone’s international mobile services within Cyprus, using the existing Vodafone service names, enabling Vodafone to further expand its global services footprint and to leverage the Vodafone brand.  The companies will also co-operate in developing services to international and domestic customers.

Cytamobile-Vodafone customers will be able to enjoy the benefits of Vodafone’s international services across the Vodafone global footprint, while Vodafone and its partners’ customers will have seamless access to Vodafone’s international mobile services while travelling in Cyprus.

Peter Bamford, Chief Marketing Officer, Vodafone, said, “Vodafone’s Partner Network strategy is going from strength to strength, bringing benefits to both the local operators and Vodafone. The relationship between Vodafone and Cytamobile will make life easier, and offer better value, for our customers in the region.”

Nicos Timotheou, General Manager, CYTA said, “With this agreement, Cytamobile, which is the local operator, becomes a member of the largest mobile communications network. This is very important for a local company of a small country. The agreement with Vodafone will allow us to enrich the product offering to our customers and further support our vision to become the best competitive enterprise in Cyprus.”

Following today’s announcement, Vodafone’s portfolio of global services, supported by its global brand, will be available in a total of 13 Partner Network countries*.

- ends -

Notes To Editors

* Austria, Bahrain, Croatia, Cyprus, Denmark, Estonia, Finland, Iceland, Kuwait, Lithuania, Luxembourg, Slovenia and Singapore.

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Jon Earl

Janine Young

Emma Conlon

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7920 3150

About Vodafone

Vodafone provides a full range of mobile telecommunications services, including voice and data communications.  Vodafone has equity interests in 26 countries and Partner Networks in a further 13 countries, with a proportionate customer base of over 130 million.

About Cytamobile

CYTA operates both fixed and mobile networks providing a full range of voice and data services. Cytamobile is the brand used for its mobile operation. It currently provides a coherent portfolio of mobile services to more than 560,000 customers.

© Vodafone Group 2004. Vodafone™ and the Vodafone logos are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

25 February 2004

VODAFONE’S MOBILE CONNECT CARD WINS AT CANNES

At the 2004 GSM Association Awards Ceremony in Cannes, France, yesterday evening, Vodafone was awarded one of the mobile industry’s most prestigious awards, Best Mobile Application or Service: Corporate Market, for its Mobile Connect Card.

Best Mobile Application Or Service: Corporate Market

First launched in April 2003, the Vodafone Mobile Connect Card allows you to get online via your laptop computer from almost any location without the need to plug in your mobile or find the nearest jack. Simply install the software, plug in the datacard (including your Vodafone SIM) and you’re away!  As a fully integrated connectivity solution for notebook users, the Vodafone Mobile Connect Card provides quick, simple and secure access to existing business information systems such as email, corporate applications, company intranets and the internet, whenever and wherever it is needed.

Peter Bamford, Chief Marketing Officer, Vodafone, said:

“It is very gratifying for Vodafone’s Mobile Connect Card to be recognised by the industry in this way.  Earlier this month Vodafone announced the commercial launch of its 3G services with the Vodafone Mobile Connect 3G/GPRS datacard, Europe’s first high speed lap top datacard.  With this enhancement to the service, coupled with its reliability and ease of use, the Mobile Connect Card will continue to enhance the efficiency of businesses thereby delivering better services to our customers and more value to our shareholders.”

- ends -

Notes for editors:

•                  Vodafone’s Mobile Connect Card is available to Vodafone customers in Australia, Egypt, France, Germany, Greece, Hungary, Ireland, Italy, Malta, the Netherlands, New Zealand, Portugal, Spain, Sweden and the UK.

•                  Vodafone Mobile Connect 3G/GPRS datacard will be available in Germany, Italy, the Netherlands, Portugal, Spain, Sweden and the UK over the next four weeks.  The commercial launch of the 3G datacard follows successful customer trials conducted across Europe with thousands of business customers.

•                  For pictures and further information on Vodafone and Vodafone’s Mobile Connect Card, please visit http://www.vodafone.com/media

•                  For details on the judging panel and awards, please visit http://www.gsmworld.com/awards

About Vodafone

Vodafone provides a full range of mobile telecommunications services, including voice and data communications.  Vodafone has equity interests in 26 countries with a proportionate customer base of over 130 million. It also has Partner Networks in a further 13 countries.

For further information contact:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Aileen Thompson

Jon Earl

Janine Young

Emma Conlon

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7920 3150

© Vodafone Group 2004.  Vodafone, the Vodafone logos and   Vodafone Mobile Connect are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

10 March 2004

NEW APPOINTMENTS

Vodafone Group announces that Tomas Isaksson, Chief Executive of the Americas Region, has been appointed Chief Executive of Vodafone Netherlands. Tomas will report to Jurgen von Kuczkowski, Chief Executive of the Northern European Region.

David Jones, previously Chief Executive of Vodafone Netherlands, has been appointed Chief Operating Officer of Vodafone K.K., reporting to Chief Executive Darryl Green.

Both appointments are effective from 1 April 2004.

- ends -

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Bobby Leach

Ben Padovan

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7920 3150

© Vodafone Group 2003. Vodafone and the Vodafone logos are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

2004/017

30th March 2004

THE NATIONAL AUTISTIC SOCIETY COMMUNICATES WITH
THE VODAFONE UK FOUNDATION

The National Autistic Society (NAS) has announced that The Vodafone UK Foundation is providing financial support for three key volunteer programmes over a period of three years.   The donation of £850,000 will support the following programmes:-

Parent to Parent is a confidential telephone support service, provided by other volunteer parents, offered to parents of an adult or child with an autistic spectrum disorder.  Part of the funding will be used to develop this helpline.

Befriending Scheme. NAS volunteer befrienders spend a few hours each week with a person with autism or their family. The Vodafone UK Foundation donation will ensure that the NAS can match more volunteers to more families and individuals.

Asperger syndrome Social Groups. This programme ensures that teenagers and young adults with Asperger syndrome meet in a safe environment to partake in leisure activities and skill learning.

Stuart Notholt, Director of Policy & Public Affairs for the NAS said, “Autism is now recognised as a much more widespread condition than was previously thought. The support of The Vodafone UK Foundation in these essential projects will make a real and positive difference to the lives of people with autism and their families.”

“Both Vodafone and The National Autistic Society are in the communication field” commented Alan Harper, Trustee for The Vodafone UK Foundation. “Autism is a disorder that deprives people of the basic communication skills we take for granted.  It makes perfect sense therefore for The Vodafone UK Foundation to support this extremely worthwhile organisation.”

-ends-

For more information contact:

Ally Stevens Vodafone UK Public Relations Tel: 07000 500 100 E-mail: press.office@vodafone.com <mailto:press.office@vodafone.com>	Hetty Grist or Ann Peebles The National Autistic Society Tel: 0207 903 3539 E-mail: hcrist@nas.org.uk

NOTES TO EDITORS:

THE VODAFONE UK FOUNDATION

The Vodafone UK Foundation is a registered charity, partly funded by the Vodafone Group Foundation and from donations from Vodafone UK Limited.

The Vodafone UK Foundation’s mission statement is to makes social investments that help the people of the UK to have fuller lives by:

Enabling access to information and opportunities primarily via mobile technology

Supporting the local communities in which Vodafone has a significant physical presence.

Supporting Vodafone employees in their engagement in community activities

Support is focused on including the excluded, particularly those in the 16-25 and over 50s age groups.

More information can be obtained by visiting www.vodafoneukfoundation.org <http://www.vodafoneukfoundation.org> or e-mailing thevodafoneukfoundation@vodafone.com

THE NATIONAL AUTISTIC SOCIETY

Autism (including Asperger syndrome) is a lifelong developmental disability.  It is a spectrum disorder occurring in varying degrees of severity and affects more than an estimated 500,000 people in the UK.  It is characterised by a triad of impairments that involve difficulties forming social relationships, problems with verbal and non-verbal communication and a lack of imagination.

The National Autistic Society (NAS) is the UK’s leading charity for people with autistic spectrum disorders and their families.  In its 42nd year it continues to spearhead national and international initiatives and provide a strong voice for autism. The society provides a wide range of services to help people with autism and Asperger syndrome live their lives with as much independence as possible.

Autism Awareness Week 2004 will be held from 17-24 May.  The focus will be on ‘planning for life’.  Autism is a lifelong disorder and we’ll be looking at the position of ageing individuals with autism and their families and highlighting the issues faced during the many transition stages in life.  The National Autistic Society (NAS) will be holding a number of exciting events around the UK during AAW 2004 including a conference, parliamentary reception, corporate fundraising challenge and regional awareness-raising activities.  Journalists requiring further information or interviews with spokespeople or case studies should contact the NAS PR & Media team on 020 7903 3593 or out-of-hours on 07787 124 792 or email press@nas.org.uk

STOCK EXCHANGE ANNOUNCEMENT
Announced at 14:14 hrs
13 February 2004

RNS No:  4122V

DIRECTOR SHAREHOLDING

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 13 February 2004 by Mourant ECS Trustees Limited that on 11 February 2004 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 132p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

No. of shares
Mr P R Bamford	190
Mr J M Horn-Smith	190
Mr K J Hydon	190

Stephen Scott
Group General Counsel and Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Release at 0700 hrs 20 February 2004

RNS No:  6379V

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	19 February 2004

Number of ordinary shares purchased:	25,000,000

Highest purchase price paid per share:	140p

- Lowest purchase price paid per share:	137.75p

Volume weighted average price per share:	138.8572p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 291,000,000 of its ordinary shares in treasury and has 67,968,202,589 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

Release at 0700 hrs 23 February 2004

RNS No:  6819V

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	20 February 2004

Number of ordinary shares purchased:	22,000,000

Highest purchase price paid per share:	140.00p

Lowest purchase price paid per share:	137.50p

Volume weighted average price per share:	139.0375p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 313,000,000 of its ordinary shares in treasury and has 67,946,373,908 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

Release at 0700 hrs 24 February 2004

RNS No:  7317V

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	23 February 2004

Number of ordinary shares purchased:	13,000,000

Highest purchase price paid per share:	141.25p

Lowest purchase price paid per share:	139.25p

Volume weighted average price per share:	140.0769p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 326,000,000 of its ordinary shares in treasury and has 67,933,373,908 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 25 February 2004

RNS No: 7816V

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	24 February 2004

Number of ordinary shares purchased:	20,000,000

Highest purchase price paid per share:	139.00p

Lowest purchase price paid per share:	137.50p

Volume weighted average price per share:	138.4858p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 346,000,000 of its ordinary shares in treasury and has 67,913,866,623 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 26 February 2004

RNS No: 8398V

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	25 February 2004

Number of ordinary shares purchased:	14,650,000

Highest purchase price paid per share:	139.051p

Lowest purchase price paid per share:	137.9p

Volume weighted average price per share:	138.795p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 360,650,000 of its ordinary shares in treasury and has 67,899,356,540 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 27 February 2004

RNS No: 8398V

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	26 February 2004

Number of ordinary shares purchased:	22,000,000

Highest purchase price paid per share:	139p

Lowest purchase price paid per share:	136.5p

Volume weighted average price per share:	137.7452p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 382,650,000 of its ordinary shares in treasury and has 67,877,573,032 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release on Monday 1 March 2004

RNS: 9405V

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	27 February 2004

Number of ordinary shares purchased:	28,900,000

Highest purchase price paid per share:	138.25p

Lowest purchase price paid per share:	135p

Volume weighted average price per share:	136.8695p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 411,550,000 of its ordinary shares in treasury and has 67,848,781,443 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 4 March 2004

RNS No: 1182W

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	3 March 2004

Number of ordinary shares purchased:	19,800,000

Highest purchase price paid per share:	136.00p

Lowest purchase price paid per share:	134.75p

Volume weighted average price per share:	135.4254p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 431,350,000 of its ordinary shares in treasury and has 67,829,355,502 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 5 March 2004

RNS No: 1731W

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares
Date of purchase:	4 March 2004

Number of ordinary shares purchased:	18,500,000

Highest purchase price paid per share:	135.25p

Lowest purchase price paid per share:	134.25p

Volume weighted average price per share:	134.7029p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 449,850,000 of its ordinary shares in treasury and has 67,811,077,347 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 8 March 2004

RNS No: 2243W

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares
Date of purchase:	5 March 2004

Number of ordinary shares purchased:	13,000,000

Highest purchase price paid per share:	137.25p

Lowest purchase price paid per share:	135p

Volume weighted average price per share:	136.4519p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 462,850,000 of its ordinary shares in treasury and has 67,798,183,876 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 10 March 2004

RNS No: 3344W

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	9 March 2004

Number of ordinary shares purchased:	20,000,000

Highest purchase price paid per share:	137.50p

Lowest purchase price paid per share:	136.50p

Volume weighted average price per share:	137.1303p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 482,850,000 of its ordinary shares in treasury and has 67,778,266,273 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 11 March 2004

RNS No: 3860W

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	10 March 2004

Number of ordinary shares purchased:	10,000,000

Highest purchase price paid per share:	136.75p

Lowest purchase price paid per share:	136.25p

Volume weighted average price per share:	136.4047p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 492,850,000 of its ordinary shares in treasury and has 67,768,551,794 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 12 March 2004

RNS No: 4511W

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	11 March 2004

Number of ordinary shares purchased:	42,500,000

Highest purchase price paid per share:	134.50p

Lowest purchase price paid per share:	131.75p

Volume weighted average price per share:	132.9735p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 535,350,000 of its ordinary shares in treasury and has 67,726,200,578 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

Announced at 15:39 hrs

12 March 2004

RNS No:  4959W

DIRECTOR SHAREHOLDING

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 12 March 2004 by Mourant ECS Trustees Limited that on 10 March 2004 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 137p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

No. of shares
Mr P R Bamford	182
Mr J M Horn-Smith	182
Mr K J Hydon	182

Stephen Scott
Group General Counsel and Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 15 March 2004

RNS No: 5615W

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	15 March 2004

Number of ordinary shares purchased:	25,650,000

Highest purchase price paid per share:	133p

Lowest purchase price paid per share:	131.25p

Volume weighted average price per share:	132.3711p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 561,000,000 of its ordinary shares in treasury and has 67,700,720,291 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 18 March 2004

RNS No: 6547W

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	17 March 2004

Number of ordinary shares purchased:	18,000,000

Highest purchase price paid per share:	133.50p

Lowest purchase price paid per share:	131.50p

Volume weighted average price per share:	132.3794p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 579,000,000 of its ordinary shares in treasury and has 67,683,103,891 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 19 March 2004

RNS No: 7054W

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	18 March 2004

Number of ordinary shares purchased:	24,000,000

Highest purchase price paid per share:	133.75p

Lowest purchase price paid per share:	131.00p

Volume weighted average price per share:	131.9146p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 603,000,000 of its ordinary shares in treasury and has 67,659,160,141 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 22 March 2004

RNS No: 7509W

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	19 March 2004

Number of ordinary shares purchased:	18,500,000

Highest purchase price paid per share:	131.50p

Lowest purchase price paid per share:	130.50p

Volume weighted average price per share:	131.0599p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 621,500,000 of its ordinary shares in treasury and has 67,640,929,766 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 23 March 2004

RNS No: 8072W

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	22 March 2004

Number of ordinary shares purchased:	40,000,000

Highest purchase price paid per share:	128.75p

Lowest purchase price paid per share:	126.75p

Volume weighted average price per share:	127.7823p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 661,500,000 of its ordinary shares in treasury and has 67,601,005,475 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 24 March 2004

RNS No: 8546W

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	23 March 2004

Number of ordinary shares purchased:	22,700,000

Highest purchase price paid per share:	128.25p

Lowest purchase price paid per share:	127.00p

Volume weighted average price per share:	127.5936p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 684,200,000 of its ordinary shares in treasury and has 67,578,305,475 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

Announced at 10.57 am

24 March 2004

RNS No:  8756W

24 March 2004 - for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised today that on 23 March 2004, Dr J G S Buchanan, a non-executive director of the Company, acquired, in the names of Dr Buchanan and his wife, 100,000 ordinary shares of US$0.10 each in the capital of the Company for which each share was valued at 126.75p.

Stephen Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 25 March 2004

RNS No: 9061W

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	24 March 2004

Number of ordinary shares purchased:	50,800,000

Highest purchase price paid per share:	127.25p

Lowest purchase price paid per share:	124.75p

Volume weighted average price per share:	125.9532p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 735,000,000 of its ordinary shares in treasury and has 67,527,653,311 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 07:00 on Monday 29 March

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	26 March 2004

Number of ordinary shares purchased:	22,000,000

Highest purchase price paid per share:	131.25p

Lowest purchase price paid per share:	129.25p

Volume weighted average price per share:	129.8625p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 757,000,000 of its ordinary shares in treasury and has 67,505,769,687 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

Announced at 17:07 pm

29 March 2004

RNS No:  0669X

Vodafone Group Plc (“the Company”)

Application has been made to the Financial Services Authority and the London Stock Exchange for a total of 4,260,291 Ordinary shares of US$0.10 each (“shares”) to be admitted to the Official List.  It is expected that admission will be granted on 29 March 2004 and that dealings will commence on 30 March 2004.

These shares are being reserved under a block listing and will be issued as a result of the exercise of rollover share options (following the Company’s acquisition of Vodafone-Panafon Hellenic Telecommunications Company S.A.), pursuant to the 1998 Panafon Share Option Scheme.

When issued, these shares will rank pari passu with the existing Ordinary shares.

Philip Howie
Deputy Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 09:19 hrs

30 March 2004

RNS No: 0798X

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised today by The Share Centre, administrators of Personal Equity Plans and Individual Savings Accounts for the Company, that on 29 March 2004, through reinvestment of tax reclaims, Mr K J Hydon, director of the Company, acquired 391 ordinary shares and Mr J M Horn-Smith, director of the Company, acquired 31 ordinary shares of US$0.10 each in the capital of the Company at 130.75p per share.

Philip Howie
Deputy Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 31 March 2004

RNS No: 1283X

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	30 March 2004

Number of ordinary shares purchased:	19,150,000

Highest purchase price paid per share:	131.50p

Lowest purchase price paid per share:	130.50p

Volume weighted average price per share:	130.749p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 776,150,000 of its ordinary shares in treasury and has 67,487,181,287 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 1 April 2004

RNS No: 1944X

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	31 March 2004

Number of ordinary shares purchased:	23,850,000

Highest purchase price paid per share:	132p

Lowest purchase price paid per share:	129.25p

Volume weighted average price per share:	130.3071p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 800,000,000 of its ordinary shares in treasury and has 67,463,933,048 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 13, 2004	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary